

Mail Stop 7010

January 2, 2008

**via U.S. mail and facsimile**

Michael D. Lockhart
Chairman and Chief Executive Officer
Armstrong World Industries, Inc.
P.O. Box 3001
Lancaster, Pennsylvania  17604

>    **RE:    Armstrong World Industries, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2006**
>    **Filed March 30, 2007**
>    **Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,**
>    **2007 and September 30, 2007**
>    **File No. 1-2116**

Dear Mr. Lockhart:

    We have reviewed your response letter dated December 18, 2007 and have the following additional comments.  Where indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 31

1.  We note your response to comment 5 in our letter dated November 20, 2007. Specifically, we note that you intend to continue to present combined financial information for fiscal year 2006 as you believe the presentation provides useful information and complies with Item 10(e) of Regulation S-K.  While we understand your position for presenting the predecessor and successor periods on a combined basis, we continue to believe such presentation is not appropriate as the combined presentation represents non-GAAP financial information that is inconsistent with Item 10(e) of Regulation S-X and is not comparable.  We also continue to refer you to

paragraph 40 of SOP 90-7 which states, "Fresh-start financial statements prepared by entities emerging from Chapter 11 will not be comparable with those prepared before their plans were confirmed because they are, in effect, those of a new entity. Thus, comparative financial statements that straddle a confirmation date should not be presented." Therefore, we believe it is more appropriate to disclose and discuss the separate historical results of the predecessor and successor periods for fiscal year 2006. In this regard, you should fully discuss each of the predecessor and successor periods presented by addressing any material items, events, transactions, et cetera that occurred in each period in accordance with Item 303 of Regulation S-K. Please revise your presentation in future filings accordingly.

Note 3. Plan of Reorganization and Fresh-Start Reporting, page 70

2.  We note your response to comment 11 in our letter dated November 20, 2007. In future periodic filings, if you continue to refer to an independent appraisal firm or any other expert, please revise your disclosure to name the expert. Otherwise, please remove the reference to the expert in your periodic filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief